UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

On Deck Capital, Inc.
(Name of Issuer)

Common Stock, par value $.0.005 per share
(Title of Class of Securities)

682163100
(CUSIP Number)

David Bell
EJF Capital LLC
2107 Wilson Boulevard
Suite 410
Arlington, VA  22201
(703) 997-5716

With a copy to:

Jonathan Adler
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 24, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682163100	Page 2

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
6,740,820

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
6,740,820

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,740,820

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Based upon 71,979,716 shares of Common Stock, par value $0.005 per share (“Common Stock”) outstanding as of March 13, 2017, as disclosed in the Issuer’s Definitive Proxy Statement filed on Schedule 14A with the U.S. Securities and Exchange Commission (“SEC”) on March 27, 2017.

CUSIP No. 682163100	Page 3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Emanuel J. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
6,740,820

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
6,740,820

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,740,820

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based upon 71,979,716 shares of Common Stock outstanding as of March 13, 2017, as disclosed in the Issuer’s Definitive Proxy Statement filed on Schedule 14A with the SEC on March 27, 2017.

CUSIP No. 682163100	Page 4

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Debt Opportunities Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
6,485,110

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
6,485,110

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,485,110

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Based upon 71,979,716 shares of Common Stock outstanding as of March 13, 2017, as disclosed in the Issuer’s Definitive Proxy Statement filed on Schedule 14A with the SEC on March 27, 2017.

CUSIP No. 682163100	Page 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Debt Opportunities GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
6,485,110

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
6,485,110

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,485,110

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based upon 71,979,716 shares of Common Stock outstanding as of March 13, 2017, as disclosed in the Issuer’s Definitive Proxy Statement filed on Schedule 14A with the SEC on March 27, 2017.

CUSIP No. 682163100	Page 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Debt Opportunities Master Fund II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
255,710

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
255,710

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
255,710

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Based upon 71,979,716 shares of Common Stock outstanding as of March 13, 2017, as disclosed in the Issuer’s Definitive Proxy Statement filed on Schedule 14A with the SEC on March 27, 2017.

CUSIP No. 682163100	Page 7

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Debt Opportunities II GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
255,710

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
255,710

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
255,710

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based upon 71,979,716 shares of Common Stock outstanding as of March 13, 2017, as disclosed in the Issuer’s Definitive Proxy Statement filed on Schedule 14A with the SEC on March 27, 2017.

ITEM 1.                SECURITY AND ISSUER

This Amendment No. 2 to the statement on Schedule 13D (“Amendment No. 2”) amends the Schedule 13D originally filed by the undersigned (the “Reporting Persons”) on February 21, 2017 (the “Original Schedule 13D”), as further amended by the Amendment No. 1 filed on April 3, 2017, regarding the common stock, par value $0.005 per share (the “Common Stock”), of On Deck Capital, Inc., a New York corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 1400 Broadway, 25th Floor, New York, New York, 10018.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Original Schedule 13D or the Amendment No. 1 thereto.  Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Original Schedule 13D.

ITEM 3.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended to reflect that, between the filing of the Amendment No. 1 to the Original Schedule 13D on April 3, 2017 and the filing of this Amendment No. 2, EJF Capital LLC, Emanuel J. Friedman, EJF Debt Opportunities Master Fund, L.P. (the “Debt Fund”), and EJF Debt Opportunities GP, LLC acquired beneficial ownership over an additional 841,924 shares of Common Stock (the “Additional Shares” and, together with all other shares of the Issuer’s Common Stock over which the Reporting Persons have beneficial ownership, the “Subject Shares”).

The Additional Shares were acquired by or on behalf of the Debt Fund using investment capital which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  The aggregate consideration paid for the Additional Shares, including brokerage commissions, was approximately $3,789,134.

ITEM 5.                INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The aggregate percentage of the outstanding shares of Common Stock reported as beneficially owned by each Reporting Person is based upon the 71,979,716 shares of Common Stock outstanding as of March 13, 2017, as disclosed in the Issuer’s Definitive Proxy Statement filed on Schedule 14A with the U.S. Securities and Exchange Commission on March 27, 2017.

The Debt Fund beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 6,485,110 shares of Common Stock, representing 9.0% of the outstanding shares of Common Stock.  EJF Debt Opportunities GP, LLC, as the general partner of the Debt Fund, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 6,485,110 shares of Common Stock, representing 9.0% of the outstanding shares of Common Stock.

The Debt Fund II beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 255,710 shares of Common Stock, representing 0.4% of the outstanding shares of Common Stock.  EJF Debt Opportunities II GP, LLC, as the general partner of the Debt Fund II, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 255,710 shares of Common Stock, representing 0.4% of the outstanding shares of Common Stock.

EJF, as an investment manager managing the Funds, either directly or through a general partner or investment manager of which it is the sole member, beneficially owns and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares, representing 9.4% of the outstanding shares of Common Stock.  By virtue of Emanuel J. Friedman’s position as the controlling member of EJF, Emanuel J. Friedman beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares, representing 9.4% of the outstanding shares of Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and the Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(c)
Schedule I hereto, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in shares of Common Stock by the Reporting Persons since the date of the Amendment No. 1 to the Original Schedule 13D.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Original Schedule 13D is true, complete and correct.

Dated:  April 25, 2017

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF DEBT OPPORTUNITIES MASTER FUND, L.P.

By:	EJF DEBT OPPORTUNITIES GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES MASTER FUND II, LP

By:	EJF DEBT OPPORTUNITIES II GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES II GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

SCHEDULE I

This Schedule I lists all transactions in shares of Common Stock by the Reporting Persons since the date of the Amendment No. 1 to the Original Schedule 13D.  The transactions described below were effected in the open market in brokerage transactions.

Trade Date	Shares Purchased/(Sold)	Price Per Share (1)	Total Price (1)
04/24/2017	55,900	$4.62	$258,465
04/24/2017	100,000	$4.60	$460,000
04/17/2017	250,000	$4.25	$1,062,500
04/17/2017	50,000	$4.30	$215,000
04/13/2017	20,000	$4.54	$90,710
04/13/2017	20,000	$4.54	$90,710
04/13/2017	1,800	$4.58	$8,251
04/13/2017	1,800	$4.58	$8,251
04/13/2017	15,053	$4.48	$67,428
04/13/2017	15,054	$4.48	$67,433
04/12/2017	18,750	$4.59	$86,108
04/12/2017	18,750	$4.59	$86,108
04/11/2017	12,500	$4.53	$56,570
04/11/2017	12,500	$4.53	$56,570
04/11/2017	805	$4.54	$3,658
04/11/2017	805	$4.54	$3,658
04/10/2017	11,920	$4.41	$52,607
04/05/2017	101,810	$4.59	$467,308
04/05/2017	49,400	$4.72	$232,921
04/05/2017	25,000	$4.60	$115,000
04/05/2017	29,500	$4.59	$135,334
04/04/2017	30,577	$4.69	$143,470

(1) Not including any brokerage commissions or service charges.